Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 4 DATED MAY 19, 2022

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	to disclose the adjusted per share public offering price for each class of our shares;
●	to disclose information about our distributions;
●	to disclose the Company’s net asset value for the month ended April 30, 2022; and
●	to disclose certain return information for all outstanding classes of shares.

Public Offering Price Adjustment

On May 18, 2022, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of May 25, 2022 and will be used for the Company’s next monthly closing for subscriptions on May 31, 2022. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of April 30, 2022. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$34.14	$32.76	$30.88	$31.68
Selling Commissions, Per Share	$2.05	$0.98
Dealer Manager Fees, Per Share	$0.85	$0.58

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

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Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On May 18, 2022, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
June 29, 2022	July 11, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended April 30, 2022

On May 18, 2022, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of April 30, 2022:

Month Ended April 30, 2022	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$147,030,101	$52,292,415	$54,864,851	$38,015,215	$203,526,312	$59,379,504	$555,108,398
Number of Outstanding Shares	4,420,872	1,673,741	1,758,280	1,230,865	6,425,189	1,766,079	17,275,026
Net Asset Value, Per Share	$33.26	$31.24	$31.20	$30.88	$31.68	$33.62
Net Asset Value, Per Share Prior Month	$33.28	$31.31	$31.28	$30.97	$31.73	$33.67
Increase (Decrease) in Net Asset Value, Per Share from Prior Month	($0.02)	($0.07)	0.08)	($0.09)	($0.05)	($0.05)

The change in the Company’s net asset value per share for each applicable share class for the month ended April 30, 2022 was primarily driven by the decrease in the fair value of four out of ten of the Company’s portfolio company investments. The fair value of six of the Company’s portfolio company investments increased.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through April 30, 2022, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	3.2%	8.6%	39.6%	13.2%	58.6%	February 7, 2018 – April 30, 2022
Class FA (with sales load)	-3.5%	1.5%	30.6%	10.2%	48.3%	February 7, 2018 – April 30, 2022
Class A (no sales load)	2.9%	7.1%	34.4%	11.5%	50.0%	April 10, 2018 – April 30, 2022
Class A (with sales load)	-5.9%	-2.0%	23.0%	7.7%	37.3%	April 10, 2018 – April 30, 2022
Class I	3.0%	7.4%	35.3%	11.8%	51.8%	April 10, 2018 – April 30, 2022
Class T (no sales load)	2.9%	6.7%	30.2%	10.1%	42.8%	May 25, 2018 – April 30, 2022
Class T (with sales load)	-2.0%	1.6%	24.1%	8.0%	36.0%	May 25, 2018 – April 30, 2022
Class D	3.0%	7.5%	32.7%	10.9%	43.0%	June 26, 2018 – April 30, 2022
Class S (no sales load)	3.7%	9.5%	N/A	N/A	32.8%	March 31, 2020 – April 30, 2022
Class S (with sales load)	0.0%	5.7%	N/A	N/A	28.1%	March 31, 2020 – April 30, 2022

(1) For the period from January 1, 2022 through April 30, 2022.

(2) For the period from May 1, 2021 through April 30, 2022.

(3) For the period from May 1, 2019 through April 30, 2022. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class through April 30, 2022.

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Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the four months ended April 30, 2022, sources of declared distributions on a GAAP basis were as follows:

	Four Months Ended April 30, 2022
	Amount	% of Total Distributions Declared
Net investment income	$4,800,474	72.4%
Distributions in excess of net investment income[1]	1,834,482	27.6%
Total distributions declared	$6,634,956	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Four Months Ended April 30, 2022
	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support reimbursement	$6,055,033	136.9%
Expense support reimbursement	(1,254,559)	(28.4)%
Net investment income	4,800,474	108.5%
Cash distributions net of distributions reinvested in excess of net investment income[1]	—	—%
Cash distributions net of distributions reinvested[2]	$4,423,112	$100.0%

1 Consists of distributions made from offering proceeds for the period presented.

2 For the four months ended April 30, 2022, excludes $2,211,844 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however, as of the date of this current report, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission.

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see Note 4. “Fair Value of Financial Instruments” in Item 1. “Financial Statements” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2022. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”

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